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June 13, 2025	vedderprice.com

Deborah Bielicke Eades
Shareholder
+1 312 609 7661
deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Post-Effective Amendment No. 3 to Registration Statement on Form N-1A (Tortoise Energy Fund)
File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comment provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on June 11, 2025 with respect to Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on February 14, 2025 (“PEA No. 3”) for Tortoise Energy Fund (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in PEA No. 3.

1.	Comment: For the purposes of the Fund’s policy of concentrating its assets in on or more industries that comprise the energy sector, please confirm how the Registrant classifies industries.

Response: The Registrant has added the following disclosure below the enumerated fundamental investment policies in the Statement of Additional Information:

“For purposes of policy number six above, the Fund will reference industry classifications pursuant to the Global Classification Standards (GICS) in monitoring compliance with the Fund’s concentration policy.”

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), LLP which operates in Florida.